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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          COMMERCIAL INTERTECH CORP.
                          --------------------------
            (Exact name of registrant as specified in its charter)


               Ohio                                           34-0159880
               ----                                           ----------
(State of incorporation or organization)                  (I.R.S. Employer
                                                         Identification No.)


     1775 Logan Avenue, Youngstown, Ohio                      44501-0239
  ----------------------------------------                    ----------
   (Address of principal executive offices)                   (Zip Code)


     If this Form relates to the              If this Form relates to the
     registration of a class of securities    registration of a class of
     pursuant to Section 12(b) of The         securities pursuant to Section
     Exchange Act and is effective            12(g) of The Exchange Act and is
     pursuant to General Instruction          effective pursuant to General
     A.(c), please check the following        Instruction A.(d), please check
     box. [X]                                 the following box. [ ]

  Securities Act registration statement file number to which this form relates:
                                      N/A

       Securities to be registered pursuant to Section 12(b) of the Act:

                         Common Stock Purchase Rights

       Securities to be registered pursuant to Section 12(g) of the Act.

                                     None
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Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

     On November 17, 1999, the Board of Directors of Commercial Intertech Corp. (the "Company") declared a dividend of one Right for each outstanding share of common stock (a "Right"), par value $1.00 per share (the "Common Shares"), of the Company. The dividend is payable on December 8, 1999 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company at a price of $60.00 per Common Share (the "Purchase Price"), subject to adjustment. The Purchase Price was established by the Company's Board of Directors after consultations with, and recommendations by, its financial advisor. Customary factors considered by the Company's Board of Directors in determining the Purchase Price included, without limitation, implied ranges of future stock prices for the Company based upon potential and projected growth rates over a ten-year period, and exercise prices (as a multiple of stock prices) set by other companies adopting similar rights plans. The Purchase Price does not reflect the Board's view of the current value of the Company.

     The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

     Until the earlier of (i) the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) the close of business on the tenth day (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Share certificates, will be transferable only by the transfer of the Common Shares associated with such Rights and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed and may be amended only in limited circumstances.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

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     The Rights are not exercisable for Common Shares until a person, entity or group becomes an Acquiring Person. The Rights will expire on November 23, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

     If a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

     At any time after the first date of public announcement by the Company or an Acquiring Person than an Acquiring Person has become such, if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction,
(iii) 50% or more of the Company's consolidated assets or earning power are sold or (iv) an Acquiring Person engages in certain "self-dealing" transactions with the Company, each holder of an outstanding Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of such Right.

     At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, without any additional payment, for Common Shares at an exchange ratio of one Common Share (or cash, debt securities of the Company or other assets having a market price of one Common Share), per Right (subject to adjustment).

     Rights surrendered for exercise must be accompanied by payment to the Company of the then current aggregate Purchase Price by wire transfer, certified check, cashier's check or money order. Some holders of Rights may find that the level of the Purchase Price precludes them from exercising all or a portion of their Rights. The Rights, however, will be separately tradeable from and after the Distribution Date, should such holders wish to transfer their Rights. There can be no assurance, however, that an active trading market for the Rights will develop.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights, options or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares

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of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to a person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who it subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Any of the provisions of the Rights may be amended by the Board of Directors of the Company in order to cure any ambiguity or to make any other changes which the Board deems necessary or desirable. However, after a person or group becomes an Acquiring Person, any such amendment must not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) and shall require the concurrence of a majority of the Continuing Directors.

     A committee of independent directors of the Company (the "Independent Directors Committee") will review the Rights Plan at least every three years and, if a majority of the members of the Independent Directors Committee deems it appropriate, may recommend a modification or termination of the Rights Plan.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights should not, however, interfere with any merger or business combination approved by the Company's Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's shareholders. The Company's Board of Directors has stated that

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the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all the Company's shareholders.

     As of November 22, 1999, there were 16,480,951 Common Shares outstanding. Each outstanding Common Share on December 8, 1999 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each Common Share that shall become outstanding so that all such shares will have attached Rights.

Item 2.   Exhibits.
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Exhibit
Number    Description of Document
------    -----------------------

1 Rights Agreement dated as of November 23, 1999 between Commercial Intertech Corp. and ChaseMellon Shareholder Services, L.L.C. which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Shares. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              COMMERCIAL INTERTECH CORP.
                              -----------------------------------
                              (Registrant)


Dated: November 24, 1999      By: /s/ STEVEN J. HEWITT
                                  -------------------------------
                                  Steven J. Hewitt
                                  Senior Vice President and Chief
                                  Financial Officer

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                               Index to Exhibits
                               -----------------

Exhibit No.    Exhibit
-----------    -------
1              Rights Agreement dated as of November 23, 1999
               between Commercial Intertech Corp. and ChaseMellon
               Shareholder Services, L.L.C., which includes as Exhibit A the Form of Rights Certificate and as Exhibit
               B the Summary of Rights to Purchase Common Shares.
               Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date.